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March 27, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We hereby notify you that during the period of our engagement preceding the termination of our firm as auditors for PEAK6 Investments, LP effective December, 2000, there existed no disagreements relating to any matter of accounting principles or practices, financial statement disclosures, auditing scope or procedure, or compliance with applicable rules of the Commission, which problems, if not resolved to our satisfaction would have caused us to make reference to such problems in our report. Our report on the consolidated financial statements of PEAK6 Investments, LP and Subsidiary for each of the years ended December 31, 1999 and 1998 did not include an adverse opinion or disclaimer of opinion, nor was it qualified as to uncertainties, audit scope or accounting principles.

Very truly yours,

/s/ Altschuler, Melvoin and Glasser LLP

ALTSCHULER, MELVOIN AND GLASSER LLP